Impel NeuroPharma, Inc.

201 Elliott Avenue West, Suite 260

Seattle, WA 98119

April 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert Tim Buchmiller Jeanne Bennet Lynn Dicker

Re:

Impel NeuroPharma, Inc. Registration Statement on Form S-1 (File No. 333-254999)

originally filed April 2, 2021, as amended, and corresponding Registration Statement on

Form 8-A (File No. 001-40353) filed April 19, 2021

Requested Date: April 22, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Impel NeuroPharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda L. Rose or Alan C. Smith, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553, or, in her absence, Mr. Smith at (206) 389-4530.

* * *

Sincerely,

IMPEL NEUROPHARMA, INC.

By:	/s/ Adrian Adams
Adrian Adams
Chief Executive Officer

cc:	Adrian Adams, President and Chief Executive Officer John Leaman, M.D., Chief Financial Officer Impel NeuroPharma, Inc.

Alan Smith, Esq. Amanda L. Rose, Esq. Ryan Mitteness, Esq. Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]